February 25, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Coleman

Karl Hiller

Re: 5E Advanced Materials, Inc.

Form 10-K for the Fiscal Year ended June 30, 2025

Filed September 29, 2025

File No. 001-41279

Ladies and Gentlemen:

5E Advanced Materials, Inc. (the “Company,” “we,” or “our”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff's letter dated February 10, 2026 (the “Comment Letter”) with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed September 29, 2025 (the “Form 10-K”).

For the convenience of the Staff, we have reproduced the Staff's comments in bold italics below, followed by the Company's responses.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year ended June 30, 2025

Business Properties, page 7

1.
We note that you provide a comparison of your mineral resource estimates as of June 30, 2024 and June 30, 2025 in the second-to-last paragraph on page 26, and attribute a 27% increase in measured resource, a 350% increase in indicated resource, and a 93% decrease in inferred resource to increases in mineral tenure between periods.

However, while the resource quantities reported in your annual filing are consistent with the estimates presented in the technical report summary, having changed materially between periods, there appear to be differences in the number of claims filed during the period. For example, disclosure on page 16 states that 28 lode claims were filed by the company in January and August 2025, while disclosure on page 18 of the technical report summary states that 11 claims were filed by the company in January 2025.

Please address this apparent inconsistency and provide us with additional information regarding the change in mineral tenure between periods, including a description of the approach taken in calculating the extent of change that has been attributable to this reason for each class of resource along with the underlying numerical details.

Response:

The Company respectfully advises the Staff that the difference in the number of lode claims referenced in the Form 10-K as compared to the Company’s Preliminary Feasibility Study and Technical Report Summary dated August 7, 2025, with an effective date of August 4, 2025 (the “TRS”), reflects the different “as of” dates of those disclosures, rather than an inconsistency.

•
TRS effective date. The TRS (effective August 4, 2025) describes the Company’s mineral title and claim holdings as of that effective date. In January 2025, the Company filed 11 additional unpatented lode claims, and in August 2025, the Company filed 17 additional unpatented lode claims. As of August 4, 2025 (and as of June 30, 2025, the Company’s fiscal year-end), the Company held 13 unpatented lode claims, comprised of two lode claims originally filed by Duval Corporation in 1978 and the 11 additional unpatented lode claims filed by the Company in January 2025. The 17 unpatented lode claims filed in August 2025 were not included in the mineral resource estimate.
•
Form 10-K filing date. The Form 10-K was filed on September 29, 2025 and, in describing the Company’s claim holdings, states that the Company “currently” held 30 unpatented lode claims as of the date of that filing. The increase from 13 lode claims as of the TRS effective date to 30 lode claims as of the Form 10-K filing date was the result of the Company filing an additional 17 unpatented lode claims in August 2025 (i.e., after August 4, 2025). Accordingly, the Form 10-K disclosure that “the other 28 lode claims [were] filed by the Company in January and August 2025” reflects the aggregation of the 11 unpatented lode claims filed in January 2025 and the 17 unpatented lode claims filed in August 2025.

There were two factors driving the increase in measured and indicated resources as well as the decrease in inferred resources between June 30, 2024 and June 30, 2025. The first driver was the 11 additional unpatented lode claims that were filed in January 2025, which were included in the mineral resource estimate as of June 30, 2025. There were no other changes in the Company’s mineral title or claim holdings from June 30, 2024 to June 30, 2025.

The second driver was a correlation analysis Mr. Steven Kerr, P.G., C.P.G., Principal of Escalante Geological Services, LLC, the qualified person (“QP”) performed that indicated the older DHB exploration drill holes were positively correlated to the ABR exploration program that occurred in 2017. In the professional judgment of the QP, he determined that the statistical analysis justified a reclassification from inferred resources to indicated resources, given the positive correlation.

To address the Staff’s request regarding the “approach taken” and “underlying numerical details,” the Company has discussed this matter with the QP involved in preparing the TRS. Because the additional 17 unpatented lode claims that were filed in August 2025 were not included in the mineral resource estimate as of June 30, 2025, the Company will be revising and updating its technical report summary alongside its Form 10-K for the fiscal year ending June 30, 2026 (“2026 10-K”). The Company intends to provide applicable and then-current disclosure with its updated technical report summary and 2026 Form 10-K, which is anticipated to be filed in August 2026. The Company respectfully notes that, in addition to mineral tenure, the March 10, 2025 estimate reflected customary qualified person updates to geologic interpretation and resource classification; however, the Company and QP contend that the change attributable to the net increase in mineral tenure between periods are the primary driver given the limited extent of other factors that would lead to material increases or decreases in mineral resource estimates.

2.
Please modify your disclosures as necessary to clarify whether the estimates of mineral resources disclosed in your filing are presented exclusive of mineral reserves although if this is not the case, please revise your disclosures to report the resources exclusive of reserves to comply with Item1304(d)(2) of Regulation S-K.

Please also discuss this concern with the qualified persons involved in preparing the technical report summary as it may pertain to the accommodation for reporting mineral resources inclusive of mineral reserves in the technical report summary.

If this approach is elected in preparing the technical report summary, the qualified persons must also report mineral resources exclusive of mineral reserves in the technical report summary to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The Company further acknowledges that the mineral resource estimates disclosed in the Form 10-K and presented in the TRS were not presented exclusive of mineral reserves.

The Company has discussed the Staff’s comment with the QP involved in preparing the TRS, Mr. Kerr, and the QP agrees that future presentations will be revised to clearly and separately present (i) mineral reserves; and (ii) mineral resources exclusive of mineral reserves, in accordance with Item 1304(d)(2) of Regulation S-K and Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

The Company intends to implement these presentation changes prospectively in connection with its 2026 10-K, and in an updated technical report summary filed with that Form 10-K and in future technical report summaries. Specifically:

•
In the Business and Properties section of the Company’s 2026 Form 10-K, the Company intends to present two tables: (i) a table presenting mineral resources exclusive of mineral reserves and (ii) a table presenting mineral reserves.
•
In the updated technical report summary to be filed with the Company’s 2026 10-K and in future technical report summaries, the Company intends to present three tables: (i) total mineral resources (for contextual reference), (ii) mineral resources exclusive of mineral reserves, and (iii) mineral reserves.

Further, the Company notes that the mineral resource estimate included in the Form 10-K (estimated as of March 10, 2025) has been superseded by an updated mineral resource estimate effective November 15, 2025, which the Company disclosed on a Form 8-K filed on November 19, 2025 (the “Form 8-K”) and which incorporated mineral resources from the additional 17 unpatented lode claims filed in August 2025.

Given that the Form 10-K mineral resource estimate has been superseded by the updated estimate disclosed in the Form 8-K, the Company respectfully believes that addressing this presentation issue on a prospective basis in the next technical report summary, 2026 Form 10-K and in technical report summaries going forward will provide investors more current and decision-useful revised presentation.

* * * * *

If you have any questions regarding the foregoing responses, please contact the undersigned at (442) 221-0225, or our counsel, Drew Capurro of Latham & Watkins LLP, at (714) 755-8008.

Sincerely,

/s/ Paul Weibel

Paul Weibel

Chief Executive Officer

5E Advanced Materials, Inc.

cc: Drew Capurro, Latham & Watkins LLP